1Q 2017 Earnings Conference Call NYSE: INXN 3 May 2017 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as EBITDA, adjusted EBITDA, recurring revenue, adjusted net income, adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS-measure, please refer to the appendix. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue grew 12% Y/Y 13% Y/Y constant currency Recurring revenue grew 11% Y/Y Adjusted EBITDA grew 12% Y/Y Adjusted EBITDA margin increased by 10 bps Y/Y to 45.1% Capital expenditure of €54.8 million including intangibles Acquired Interxion Science Park for €77.5 million Operational Execution Added 3,300 sqm of new equipped space(1) Opened expansions in Amsterdam, Marseille, Paris, and Copenhagen. Remaining projects in 7 markets on schedule Revenue generating space grew 12% Y/Y(1) Utilisation rate(2) at 79% 1Q 2017 Performance Strong Financial and Operational Execution Continues Excludes acquisition of the Interxion Science Park for €77.5 million in 1Q 2017. Excludes Science Park.

42 Quarters of Continued Revenue and Adjusted EBITDA Growth 1Q Revenue €113.9 million Grew 12% Y/Y and 3% Q/Q 1Q Recurring revenue €108.3 million Grew 11% Y/Y and 5% Q/Q 95% of total revenue 1Q Adjusted EBITDA €51.3 million Grew 12% Y/Y and 4% Q/Q 1Q Adjusted EBITDA margin 45.1% 1Q 2017 Financial Highlights Adjusted EBITDA & Margin (€ millions) 45.9% 45.1% 45.0% Margin 45.5% Revenue (€ millions) Non- recurring revenue Recurring revenue €102.0 €104.0 €105.3 €110.5 €113.9 44.6%

Equipped space of 114,100 sqm(1) 3,300 sqm added in the quarter(2) Revenue generating space of 89,800 sqm(1) 2,600 sqm installed in the quarter(2) Utilisation rate of 79%(1) 1Q 2017 Operational Highlights Equipped & Revenue Generating Space(1) (1,000’s sqm) 101.6 104.2 107.8 Available Equipped space Revenue generating space 78% 79% 79% Utilisation 78% 110.8 80.4 81.6 84.1 87.2 114.1 89.8 79% Excludes Interxion Science Park. Excludes acquisition of the Interxion Science Park for €77.5 million in 1Q 2017.

Completed expansions: AMS8: opened ~1,300 sqm MRS1: opened ~600 sqm PAR7: opened ~1,100 sqm CPH2: opened ~300 sqm Expansions totaling approximately 11,200 sqm opening in 2Q 2017 through mid-2018 Expanding Facilities To Support Customer Demand Note: Totals may not add due to rounding. As of 3 May 2017. CapEx and Equipped Space are approximate and may change. CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year. Announced Projects With Current or Pending Expansions(1) (See Appendix for further information)

Communities Of Interest Delivers Significant Customer Value 11% 10% 10% Connectivity Providers Cloud Providers Systems Integrators Financial Services Digital Media / CDNs Enterprises 9% 30% 31% Data / End-user applications Platforms Note: Totals may not add to 100% due to rounding.

Financial Highlights Josh Joshi – Chief Financial Officer

Revenue grew 12% Y/Y and 3% Q/Q Constant currency revenue grew 13% Y/Y and 3% Q/Q GBP approximately 9% of 1Q 2017 total revenue Gross profit margin increased to 61.3% Q/Q Adjusted EBITDA margin increased to 45.1% Recurring ARPU(2) increased to €405 1Q 2017 Results Adjusted EBITDA, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found on the “Definitions” section in this slide deck. Reconciliations of Adjusted EBITDA and Adjusted net income to Net income can be found in the financial tables later in the appendix of this slide deck. Recurring ARPU excludes Interxion Science Park.

Revenue grew 12% Y/Y, 3% Q/Q 13% Y/Y and 2% Q/Q organic constant currency Recurring revenue grew 12% Y/Y, 6% Q/Q Adjusted EBITDA grew 11% Y/Y, 5% Q/Q Strength in France and Germany Revenue grew 11% Y/Y, 3% Q/Q 11% Y/Y and 2% Q/Q constant currency Recurring revenue grew 10% Y/Y, 3% Q/Q Adjusted EBITDA grew 10% Y/Y, 4% Q/Q Strength in Austria, Spain, and Sweden 1Q 2017 Reporting Segment Analysis Note: Analysis excludes “Corporate & Other” segment. 55.2% 55.8% 55.0% 59.0% 57.3% 58.3% France, Germany, Netherlands & UK Rest of Europe Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 53.9% 57.5% 58.3% 54.7%

Disciplined Investments(1) 78% 78% 79% Utilisation 79% 64% of capex invested in Big 4 93% of capex invested in discretionary expansion projects Maintenance & other capex was 4% of total revenue Excludes acquisition of the Interxion Science Park for €77.5 million in 1Q 2017. Inclusive of Intangibles. (1) 79% (2)

€130 million of funding availability under credit facilities €30 million available from new €75 million senior secured revolving facility setup in 1Q 17 €100 million RCF remains undrawn Acquired Interxion Science Park data centre business for €77.5 million 5.5% blended cost of debt 1Q 2017 LTM Cash ROGIC 11% Pro forma for Interxion Science Park(4): Gross leverage ratio is 3.9x Net leverage ratio is 3.5x Strong Balance Sheet Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings – Revolving facility deferred financing costs. Gross Leverage Ratio =  (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities borrowings+ Other Borrowings)  /  LTM Adjusted EBITDA. Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents)  /  LTM Adjusted EBITDA. LTM Adjusted EBITDA pro forma for Interxion Science Park.

34 fully built-out data centres(1)(2) Space fully equipped Some power upgrades yet to come As of 1 January 2016 84,200 sqm of equipped space 82% utilisation 7% LTM recurring revenue growth 23% annual cash return Disciplined Investments Drive Strong Returns Fully built-out data centre: a data centre for which materially all equippable space is equipped as of 1 January 2016. However, note, future power upgrades can further increase the capacity of a fully built out data centre. 34 fully built-out data centres as at 1 January 2016: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB 2, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO3, STO4 and VIE1. Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, and Intangible assets including goodwill, as at 31 Mar 2017. Q1 2017 LTM Returns (€ millions)

Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Italy France Data Centre Demand by Cloud Service Providers US Germany UK Netherlands Nordics Ireland Austria Switzerland Belgium Poland Balkans Cloud Adoption Trends 90% of enterprises are migrating to the cloud 10-15% of workloads have migrated so far Early adopters: digital media, SaaS Mainstream adopters: consumer retail, energy, automotive Deliberate adopters: healthcare, banking, government Spain Russia CSP Infrastructure Roll Out Large countries targeted earlier in the cycle Small countries prioritized based on GDP and gateway potential Europe trailing the US by 18-24 months Overall opportunity estimated at 70-80% of US at full maturity Source: IHS & Interxion Gateway market with Interxion presence Interxion presence No Interxion presence

Enterprise Adoption of Colocated Hybrid Cloud Phase 1 Capture the platforms with the highest magnetic potential Phase 2 Create the cloud community of interest with MSP’s and SI’s Phase 3 Expand the community of interest with enterprise deployments Enterprises Hybrid Cloud Private Cloud Public Cloud Cloud Providers

Guidance for 2017 Revenue €468m – €483m Adjusted EBITDA(1) €212m – €222m Capital Expenditures(2) €250m – €270m Adjusted EBITDA is a non-IFRS measure intended to adjust for certain items. The definition of Adjusted EBITDA can be found on the “Definitions” section in this slide deck. A reconciliations of Adjusted EBITDA can be found in the financial tables later in the appendix of this slide deck. Excludes acquisition of the Interxion Science Park for €77.5 million in 1Q 2017.

Questions & Answers

Appendix

Track Record Of Execution CAGR calculated as 1Q17 vs. 1Q10. Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 13% CAGR(1) = 17% Adjusted EBITDA Margin(3) 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44% 44% 45% 45% 45% 46% 46% 45% 45% Y/Y Growth 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15% 14% 13% 12% 10% 9% 7% 10% 12% Big 4%(2) 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63% 63% 65% 64% 64% 64% 65% 64% 64%

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space and modest power reservation(1) As workloads increase, larger power reservation fees are required and energy consumption increases Revenue grows from space, power reservation, and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Space Installed

Historical Financial Results Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. Includes €6.9 million, €3.9 million, €0.5 million, €0.6 million, €0.2 million, €0.5 million, €0.9 million, €0.8 million, and €0.8 million of M&A transaction cost in 1Q15, 2Q15, 3Q15, 4Q15, 1Q16, 2Q16, 3Q16, 4Q16, and 1Q17 , respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15. Includes gain on sale of financial asset. € in millions (except as noted) 2015 2016 2017 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q FY FY Recurring revenue 87.1 90.3 92.8 95.1 97.2 99.3 100.0 103.4 108.3 365.2 400.0 Non-recurring revenue 5.4 5.2 5.2 5.6 4.8 4.7 5.3 7.1 5.7 21.4 21.8 Total revenue 92.5 95.4 98.0 100.7 102.0 104.0 105.3 110.5 113.9 386.6 421.8 Gross profit 56.2 57.8 59.5 61.4 62.9 64.4 64.5 67.5 69.9 234.9 259.2 Gross profit margin 60.8% 60.5% 60.7% 61.1% 61.6% 61.9% 61.3% 61.1% 61.3% 60.8% 61.5% Adj EBITDA 40.6 42.0 43.7 44.9 45.9 47.3 48.3 49.3 51.3 171.3 190.9 Adj EBITDA margin 43.9% 44.0% 44.6% 44.6% 45.0% 45.5% 45.9% 44.6% 45.1% 44.3% 45.3% Net profit / (loss) 4.4(1) 21.6(1) 10.4(1)(2) 12.1(1) 10.2(1) 9.2(1) 10.5(1)(2) 10.0(1) 10.8(1) 48.6(1)(2) 39.9(1)(2) CapEx paid 67.6 47.8 35.3 42.0 50.0 62.6 64.5 73.8 54.8 192.6 250.9 Expansion / upgrade 64.2 44.3 30.4 36.9 45.3 56.3 58.8 68.2 49.0 175.7 228.8 Maintenance & other 1.1 2.6 3.0 3.6 2.1 4.4 2.2 4.5 4.0 10.4 13.2 Intangibles 2.3 0.9 1.9 1.5 2.6 1.9 3.5 1.0 1.8 6.5 8.9 Cash generated from operations 34.2(1) 54.1(1) 43.0(1) 38.1(1) 50.4(1) 39.3(1) 43.5(1) 50.2(1) 63.0(1) 169.4(1) 183.4(1) Gross PP&E 1,308.8 1,350.2 1,375.6 1,418.7 1,457.2 1,541.2 1,579.7 1,651.1 1.728.5 1,418.7 1,651.1 Gross intangible assets 30.5 33.6 35.1 34.6 36.5 38.1 43.2 42.3 113.3 34.6 42.3 LTM Cash ROGIC 12% 12% 12% 12% 12% 11% 12% 11% 11% 12% 11%

Historical Segment Financial Results Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. € in millions (except as noted) 2015 2016 2017 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q FY FY Big 4 Recurring revenue 55.0 57.3 59.5 60.9 62.3 63.8 63.8 66.2 70.0 232.6 256.0 Non-recurring revenue 3.6 3.0 3.8 3.9 3.3 2.6 3.1 4.8 3.4 14.3 13.8 Total revenue 58.6 60.3 63.2 64.8 65.5 66.4 66.9 71.0 73.4 246.9 269.8 Gross profit margin 62.0% 62.6% 62.3% 62.0% 62.4% 63.4% 62.6% 62.0% 61.9% 62.2% 62.6% Adj EBITDA 31.4 33.2 34.9 34.8 36.2 37.0 36.8 38.2 40.2 134.3 148.2 Adj EBITDA margin 53.5% 55.1% 55.2% 53.7% 55.2% 55.8% 55.0% 53.9% 54.7% 54.4% 54.9% Rest of Europe Recurring revenue 32.1 33.0 33.3 34.2 35.0 35.6 36.2 37.3 38.3 132.6 144.0 Non-recurring revenue 1.8 2.2 1.5 1.7 1.5 2.1 2.2 2.2 2.3 7.1 8.1 Total revenue 33.9 35.1 34.8 35.9 36.5 37.6 38.4 39.5 40.6 139.6 152.0 Gross profit margin 64.6% 63.6% 64.3% 65.9% 66.9% 65.8% 65.2% 64.3% 66.8% 64.6% 65.9% Adj EBITDA 19.0 19.3 19.8 20.8 21.5 21.6 22.4 22.7 23.7 78.9 88.2 Adj EBITDA margin 56.0% 55.1% 56.9% 57.9% 59.0% 57.3% 58.3% 57.5% 58.3% 56.5% 58.0% Corporate & Other Adj EBITDA (9.7) (10.6) (11.0) (10.7) (11.8) (11.2) (10.8) (11.7) (12.5) (41.9) (45.5)

Historical Operating Metrics(1) Excludes acquisition of the Interxion Science Park except for “Data centres in operation”. All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as at the date of each quarter’s respective report. Utilisation as at the end of the reporting period. Operating Metrics (excluding data centres in operation) excludes impact from Interxion Science Park. Space figures in square metres(2) Recurring ARPU in € Customer Available Power in MW(2) 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q(4) Equipped space 94,800 98,300 100,200 101,200 101,600 104,200 107,800 110,800 114,100 Equipped space added 1,300 3,500 1,900 1,000 400 2,600 3,600 3,000 3,300 Revenue generating space 74,000 77,100 78,000 79,100 80,400 81,600 84,100 87,200 89,800 RGS added 3,000 3,100 900 1,100 1,300 1,200 2,500 3,100 2,600 Recurring ARPU 400 398 399 403 406 409 402 403 405 Utilisation (%)(3) 78% 78% 78% 78% 79% 78% 78% 79% 79% Equipped customer power 109 114 116 118 120 123 129 131 136 Maximum equippable customer power 153 154 177 179 178 178 187 187 195 Data centres in operation 39 40 40 41 41 42 42 44 45

Scheduled Equipped Space Additions(1) Excludes acquisition of the Interxion Science Park Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter. HIL1 exited in 1Q15; AMS2 exited in 1Q16. Space figures in square metres(2) 2014 2015 2016 2017E(3) 2018E 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2QE 3QE 4QE FYE Big 4 France ‒ ‒ ‒ 600  ‒ ‒ 900 ‒ ‒ ‒ 800 500 1,600 900 600 ‒ ‒ Germany  800 1,800  100 1,800  ‒  400 100 600 1,200 1,800 2,400 ‒ ‒ ‒ ‒ 3,500 2,400 Netherlands(4) 1,100 1,000 1,500 1,300  700 1,300 ‒ ‒ (700) ‒ ‒ 1,500 1,300 ‒ ‒ ‒ ‒ UK  ‒  100  100 ‒  ‒ ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1,800 Subtotal 1,900 2,900 1,700 3,700 700 1,700 1,100 600 400 1,800 3,200 2,000 3,000 900 600 3,500 4,200 Rest of Europe Austria  ‒  ‒  ‒ 1,300  600 600 ‒ 300 ‒ ‒ 300 ‒ ‒ 1,100 ‒ ‒ ‒ Belgium  300  ‒  ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Denmark  ‒  ‒  ‒ ‒ ‒ ‒ ‒ ‒ ‒ 500 ‒ ‒ 300 ‒ 300 ‒ ‒ Ireland  ‒  ‒  ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1,200 ‒ ‒ ‒ ‒ ‒ Spain   ‒  ‒  ‒ ‒ ‒ ‒ 800 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Sweden 500  ‒ 900 ‒ ‒ 1,100 ‒ ‒ ‒ 200 ‒ ‒ 100 ‒ 600 ‒ ‒ Switzerland  ‒ 100  ‒ ‒ ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Subtotal 800 100 900 1,300 600 1,800 800 300 ‒ 700 300 1,200 400 1,100 900 ‒ ‒ Total additional equipped space 2,800 3,100 2,600 4,900 1,300 3,500 1,900 1,000 400 2,600 3,600 3,000 3,300 2,000 1,500 3,500 4,200 13,400 Sqm in 2014 10,300 Sqm in 2017E 9,600 Sqm in 2016 7,700Sqm in 2015

Space Analysis by Country(1) Space figures in square metres(2) Data Centres in Operation / under Construction Maximum Equippable Space in Country(3) (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(4) Unequipped Space Available for Development Big 4 France 8 28,500 21,800 1,400 5,300 Germany 14 30,200 24,200 5,900 100 Netherlands(5) 7 27,900 22,700 0 5,100 UK 3 8,700 6,900 1,900 0 Subtotal 32 95,300 75,600 9,200 10,500 Rest of Europe Austria 2 10,900 7,900 1,100 2,000 Belgium 1 5,100 5,000 0 100 Denmark 2 5,400 4,600 300 500 Ireland 3 5,800 4,600 0 1,200 Spain 2 5,700 5,700 0 0 Sweden 5 7,300 5,000 2,200 100 Switzerland 1 7,100 5,800 100 1,300 Subtotal 16 47,300 38,600 3,700 5,200 Total 48 142,500 114,100 12,900(2) 15,500 Note: Totals may not add due to rounding. As of Mar. 31, 2017. Excludes acquisition of the Interxion Science Park Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space. Future expansion additions based on announced schedule, which is subject to change; excludes expansions announced after the end of the period. Includes sites on owned and available land, under lease agreement, and options.

Pan-European Data Centre Portfolio(1) Location Owned / Leased Build Out Status(2) Maximum Equippable Space (sqm)(3)(4) Location Owned / Leased Build Out Status(2) Maximum Equippable Space (sqm)(3))4) Big 4 France Netherlands MRS1 Owned Expanding 6,400 AMS1 Leased Fully 600 PAR1 Leased Fully 1,400 AMS3 Owned Fully 3,000 PAR2 Leased Fully 2,900 AMS4 Leased Fully NM (6) PAR3 Owned Fully 1,900 AMS5 Leased Fully 4,300 PAR4 Leased Fully 1,300 AMS6 Owned Fully 4,400 PAR5 Owned Fully 4,000 AMS7 Finance Lease(5) Fully 7,600 PAR6 Leased Fully 1,300 AMS8 Finance Lease Expanding 7,900 PAR7 Finance Lease (5) Expanding 9,300 UK LON1 Leased Fully 5,400 LON2 Leased Fully 1,500 LON3 Leased Under Construction 1,800 Germany DUS1 Leased Fully 3,300 FRA6 Leased Fully 2,200 DUS2 Leased Expanding 1,200 FRA7 Leased Fully 1,500 FRA1 Leased Fully 500 FRA8 Owned Fully 3,700 FRA2 Leased Fully 1,100 FRA9 Leased Fully 800 FRA3 Leased Fully 2,200 FRA10 Owned Expanding 4,800 FRA4 Leased Fully 1,400 FRA11 Owned Under Construction 4,800 FRA5 Leased Fully 1,700 FRA12 Leased Under Construction 1,100 ROE Austria   Spain       VIE1 Owned Fully 4,700 MAD1 Leased Fully 4,000 VIE2 Owned Expanding 6,200 MAD2 Leased Fully 1,700 Belgium     Sweden     BRU1 Owned Fully 5,100 STO1 Leased Fully 1,900 Denmark     STO2 Leased Expanding 1,200 CPH1 Leased Fully 3,800 STO3 Leased Fully 900 CPH2 Owned Expanding 1,600 STO4 Leased Fully 1,100 STO5 Leased Under Construction 2,200 Ireland     Switzerland     DUB1 Leased Fully 1,100 ZUR1 Leased Expanding 7,100 DUB2 Leased Fully 2,300 DUB3 Owned Expanding 2,300 Total 137,500 Note: Totals may not add due to rounding. (1) Excludes Interxion Science Park. (2) Built Out Status as at 1 January 2016, consistent with slide 15 (3) Maximum equippable space as at 31 March 2017. (4) Not included in Maximum Equippable Space, Interxion owns or leases land for data centre development in Copenhagen, Dublin, Frankfurt, Madrid, Marseille and Paris. (5) Purchase options have been exercised, though not yet closed. (6) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1. Totals: # sqm %         Owned 13 52,900 37% Finance Lease 3 24,800 17% Operating Lease 32 64,800 46% Total 48 142,500 100%

Adjusted Net Income Reconciliation Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding. € in millions (except as noted) 2015 2016 2017 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q FY FY Net income – as reported 4.4 21.6 10.4 12.1 10.2 9.2 10.5 10.0 10.8 48.6 39.9 Add back Refinancing charges  ‒ ‒ ‒ ‒  ‒  ‒  ‒  ‒ ‒ ‒  ‒ M&A transaction costs 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 11.8 2.4 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 11.8 2.4 Reverse M&A transaction break fee income ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ Profit on sale of financial asset ‒ ‒ (2.3) ‒ ‒ ‒ (0.3) ‒ ‒ (2.3) (0.3) Adjustment for onerous leases (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ Increase/(decrease) of finance lease obligation ‒ ‒ ‒ ‒ ‒ ‒ (1.4) ‒ ‒ ‒ (1.4) Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ ‒ (0.2) Deferred tax asset adjustment ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.8) ‒ ‒ (0.8) Interest capitalised (0.9) (0.7) (0.4) (0.6) (0.5) (0.7) (1.3) (0.9) (0.9) (2.6) (3.4) (1.0) (21.6) (2.8) (0.6) (0.5) (0.7) (3.0) (2.0) (0.9) (26.0) (6.1) Tax effect of above add backs & reversals (1.4) 4.4 0.6 0.0 0.1 0.1 0.2 0.1 0.0 3.5 0.4 Adjusted net income 8.9 8.3 8.7 12.1 10.0 9.0 8.6 9.0 10.7 37.9 36.6 Reported Basic EPS (€) 0.06 0.31 0.15 0.17 0.15 0.13 0.15 0.14 0.15 0.70 0.57 Reported Diluted EPS (€) 0.06 0.31 0.15 0.17 0.14 0.13 0.15 0.14 0.15 0.69 0.56 Adjusted Basic EPS (€) 0.13 0.12 0.12 0.17 0.14 0.13 0.12 0.13 0.15 0.55 0.52 Adjusted Diluted EPS (€) 0.13 0.12 0.12 0.17 0.14 0.13 0.12 0.13 0.15 0.54 0.51 Reconciliation to Adjusted net income

Non-IFRS Reconciliation Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding. (1) Includes € 31.0 million in one time charges related to debt refinancing. € in millions (except as noted) 2010 2011 2012 2013 2014 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q Net income (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 10.2 9.2 10.5 10.0 10.8 Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4 8.2 4.7 2.6 4.7 4.2 4.5 3.0 3.3 Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8 29.8 15.2 14.7 14.9 13.4 15.0 13.1 14.1 Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0 6.6 7.9 6.4 8.1 8.0 10.2 8.6 9.5 10.3 Operating profit 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4 37.7 21.6 22.8 22.9 23.5 23.6 22.6 24.4 Depreciation, amortisation and impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2 19.6 20.3 20.2 21.5 22.0 22.1 24.2 24.2 EBITDA 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2 31.6 57.3 41.8 43.0 44.4 45.6 45.7 46.8 48.6 Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2 1.8 1.7 1.5 1.4 1.3 1.8 1.8 2.0 Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 ‒ ‒ ‒ ‒ ‒ ‒ 0.8 ‒ ‒ - ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ ‒ ‒ IPO transaction costs ‒ ‒ ‒ ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ - ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.0) 0.0 (0.0) Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ Adjusted EBITDA 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 47.3 48.3 49.3 51.3 Reconciliation to Adjusted EBITDA

Non-IFRS Reconciliation Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding. € in millions 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q BIG 4 Operating profit 19.5 20.3 21.7 21.7 21.7 22.4 21.9 21.6 24.0 Depreciation, amortisation and impairments 11.7 12.5 13.1 13.0 14.3 14.5 14.8 16.5 15.9 EBITDA 31.2 32.9 34.8 34.7 36.0 36.9 36.7 38.1 39.9 Share-based payments 0.3 0.5 0.4 0.2 0.3 0.1 0.1 0.3 0.3 Increase/(decrease) in provision for onerous lease contracts (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ ‒ ‒ Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.0) 0.0 (0.0) Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ Adjusted EBITDA 31.4 33.2 34.9 34.8 36.2 37.0 36.8 38.2 40.2   ROE Operating profit 13.3 13.2 13.5 14.4 15.3 15.1 16.0 16.1 16.7 Depreciation, amortisation and impairments 5.4 5.9 6.1 6.2 6.1 6.4 6.3 6.6 7.0 EBITDA 18.8 19.1 19.6 20.6 21.4 21.5 22.3 22.6 23.7 Share-based payments 0.2 0.2 0.2 0.2 0.1 0.1 0.1 0.1 (0.0) Adjusted EBITDA 19.0 19.3 19.8 20.8 21.5 21.6 22.4 22.7 23.7   CORPORATE & OTHER Operating profit/(loss) (19.4) 4.2 (13.6) (13.3) (14.1) (13.9) (14.3) (15.1) (16.3) Depreciation, amortisation and impairments 1.1 1.1 1.1 1.0 1.0 1.1 1.0 1.2 1.3 EBITDA (18.3) 5.3 (12.5) (12.3) (13.0) (12.8) (13.3) (13.9) (15.0) Share-based payments 1.7 1.1 1.1 1.1 1.0 1.1 1.6 1.4 1.7 M&A transaction costs 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 M&A transaction break fee income ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ Adjusted EBITDA (9.7) (10.6) (11.0) (10.7) (11.8) (11.2) (10.8) (11.7) (12.5) Reconciliation to Segment Adjusted EBITDA

Adjusted EBITDA and EBITDA: EBITDA is defined as net profit plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted for share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on adjusted net profit Adjusted net profit: We define adjusted net profit as net profit adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.  Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities CDNs: Content Distribution Networks Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month Definitions

Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. IAAS: Infrastructure as a Service LTM: Last Twelve Months ended 31 March 2017, unless otherwise noted MW: Megawatts Organic Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations and impact of Interxion Science Park, acquired on 24 February 2017 PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites. Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity Definitions (cont.)